Via Facsimile and U.S. Mail
Mail Stop 4720

August 5, 2009

Mr. George Mikan
Executive Vice President and Chief Financial Officer
UnitedHealth Group Incorporated
9900 Bren Road East
Minnetonka, MN 55343

Re: UnitedHealth Group Incorporated
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-10864

Dear Mr. Mikan:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief